austriamicrosystems

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

austriamicrosystems AG
A 8141 Schloss Premstaetten, Austria

T. +43 (0) 3136 500-5970
F. +43 (0) 3136 500-5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

Unterpremstaetten, February 5, 2010

Ladies and Gentlemen:

Re: Submission by austriamicrosystems AG under exemption pursuant to rule 12g3 2(b)
File No. 82-34824

Please find enclosed a submission of information under the exemption granted pursuant to rule 12g3 2(b) under the Securities Exchange Act of 1934. The information furnished was published by ourselves to the public and/or the SWX Swiss Stock Exchange.

List of information furnished


10015321

Document	Description of document
1.	Press release dated November 9, 2009
2.	Press release dated November 11, 2009
3.	Press release dated November 16, 2009
4.	Press release dated November 18, 2009
5.	Press release dated November 23, 2009
6.	Press release dated November 24, 2009
7.	Press release dated November 30, 2009
8.	Press release dated December 10, 2009
9.	Press release dated December 11, 2009
10.	Press release dated December 15, 2009

austriamicrosystems

Document	Description of document
11.	Press release dated December 21, 2009
12.	Press release dated December 21, 2009
13.	Press release dated January 5, 2010
14.	Press release dated January 8, 2010
15.	Press release dated February 1, 2010

This letter and the information furnished herewith are furnished with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the company is subject to that Act.

Yours truly,



Moritz M. Gmeiner


austriamicrosystems
a leap ahead in analog

cādence®

PRESS RELEASE

austriamicrosystems expands reliance on Cadence technology to achieve seamless mixed-signal SoC design

austriamicrosystems has extended its collaboration with Cadence by selecting encounter digital implementation system for digital designs

Unterpremstaetten, Austria (February 1, 2010) and Feldkirchen, Germany - Cadence Design Systems Inc. (NASDAQ: CDNS), the leader in global electronic design innovation, announced today that austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high-performance analog ICs for communications, industrial, medical and automotive applications and foundry services, has broadened its deployment of Cadence® technology. Over the last two decades, austriamicrosystems has relied on the Cadence Virtuoso® custom IC design platform for its analog and mixed-signal designs and process design kits (PDKs). By choosing Cadence® Encounter® Digital Implementation System for the digital part of its designs, the company can now ensure a tight integration between its design flows.

"austriamicrosystems has used Cadence technology for the development and manufacturing of our analog ICs since 1992. To handle the digital parts of our mixed-signal system-on-chip designs, it was crucial for us to collaborate with one of the most experienced EDA suppliers in this space," said Thomas Riener, Vice President and General Manager BU Full Service Foundry, at austriamicrosystems. "With Cadence Encounter Digital Implementation System, we are now enabled to tightly integrate our design flows, which will enable us further in ensuring our customers' success."

Encounter Digital Implementation System is a full-featured leading-edge digital implementation solution that offers tight interoperability between analog and digital design environments for mixed-signal implementation and analysis. It also delivers the unique ability to perform top-level static timing analysis for mixed-signal designs, including digital components within the analog hierarchy.

Cadence design-for-manufacturing (DFM) technologies are an integral part of the EDI System, enabling early identification, analysis and repair of yield-limiting design elements present at advanced nodes.

"A solution that shares a unified database between custom and digital implementation offers a vast advantage for our customers," said Limin He, vice president Research & Development of IC digital products at Cadence. "austriamicrosystems benefits from the enhanced interoperability, which enables better communication between the design teams. That enables austriamicrosystems to deploy a more efficient design flow and to save precious design time."

About austriamicrosystems
austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS, SiGe-BiCMOS and embedded EEPROM processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com

About Cadence

Cadence enables global electronic design innovation and plays an essential role in the creation of today's integrated circuits and electronics. Customers use Cadence software and hardware, methodologies, and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment, and computer systems. The company is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available at www.cadence.com

For further information:

austriamicrosystems AG
Press Contact
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

Cadence Design Systems GmbH
Press Contact
Andrea Huse
ahuse@cadence.com
www.cadence.com

austriamicrosystems LED driver ICs power LG Electronics new LED backlit TVs shown at CES

Unterpremstaetten, Austria, and Las Vegas, NV – January 8, 2010 – austriamicrosystems (SIX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today announced that LG Electronics, a leading provider of LCD TVs, has selected the AS3693A and AS3693B LED driver ICs for TV models being introduced at CES 2010 in Las Vegas.

The innovative AS3693 family helps facilitate extremely flat LCD TVs with the highest possible contrast ratios resulting in outstanding picture quality. A patented power saving technology actively regulates the LED power supply and minimizes power dissipation in the system. This makes very thin flat panel designs possible that are also very energy efficient. In addition, the entire portfolio has the industry's best current accuracy -- to within +/- 0.5 % -- resulting in excellent brightness uniformity.

"We are very proud of this intense cooperation and are fully committed to delivering best-in-class performance, cost-effective solutions and the most energy efficient technology to LG Electronics. austriamicrosystems' AS3693 enabled LG Electronics to develop a very slim design with superb picture quality while at the same time achieving extremely low energy consumption. We will continuously innovate to further drive product designs in this fast growing market," Markus Luidolt, marketing manager lighting at austriamicrosystems, stated.

A full range of LG Electronics TVs with the latest LED backlighting technology is being presented at CES. They offer picture quality without compromise in energy saving, ultra-slim designs. The AS3693 is optimized to support local dimming backlight for outstanding contrast ratios, and is already adopted in LG Electronics bestselling ultra flat borderless SL9000 and SL9500 TVs.

austriamicrosystems will demonstrate the AS3693 product line including the latest portfolio additions available in QFN, ePQFP and LQFP packages in an off-exhibition suite at the Consumer Electronics Show 2010 in Las Vegas.

For further information on this innovative AS3693 LED driver IC or to request datasheets, please visit www.austriamicrosystems.com/AS3693-LED-Drivers.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Markus Luidolt
Lighting Marketing Manager
Tel: +43 (0) 3136 500 5828
Fax: +43 (0) 3136 500 5692
markus.luidolt@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
January 5, 2010

austriamicrosystems introduces a highly integrated power management unit with configurable start-up sequences

AS3607 reduces total cost, saves board space and speeds up system design with software programmable start-up sequences

Unterpremstaetten, Austria (January 5, 2010) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, complements its power and audio management unit portfolio with the introduction of the AS3607, a highly integrated power management IC (PMIC). The AS3607 features a level of start-up sequence programmability not found in competing devices. This PMIC is suitable for portable navigation devices, portable media players, e-dictionaries, GPS devices, PDAs and a wide range of battery powered handheld devices using ARM-based processors.

Processor and memory power supplies must follow precise start-up sequences otherwise they can be seriously damaged. Therefore it is critical that the voltages are switched on and off in the correct order. Compared to a discrete solution consisting of a collection of standalone DC-DCs, LDOs and chargers, this task has become very easy with AS3607. With its software programmable start-up sequences, the AS3607 is bringing flexibility to the market that is new for midrange PMICs. Other competitors offer PMICs with fixed start-up sequences that are selected with external resistors.

The output voltage and the timing of all regulators of the AS3607 are programmed via software. With the software and demo board, the OTP memory of the AS3607 can easily be programmed enabling fast prototype runs for quick market introduction. The slope of the ramp can be set for the step-down converters. The user can program the start-up sequence with timing steps of 1 ms or 4 ms, insuring that all ARM-based processors can easily be covered. In order to control other parts of the system, the general purpose I/O pins can be programmed to a specific timing.

"Last minute changes, slight modifications or even new features are no problem for the AS3607, because it is easy to modify the start-up sequence, timing and configuration of regulators. There is no need to redesign the power management portion or to re-approve a new PMIC, which saves time and money," says Manfred Kogler, marketing manager consumer and communications at austriamicrosystems. "Even if the designer decides to switch to another processor, the PMIC can stay the same. All the software and layout can be completely reused and the AS3607 can be easily programmed to the processor's requirements. So austriamicrosystems' AS3607 covers several generations of a product line."

In portable systems, maximizing battery lifetime and minimizing PC board space are critical. The PMIC together with the application processor manage and optimize the power rails within the system to maximize battery charge. The AS3607 PMIC has a significant space benefit over a discrete solution, since it integrates all the regulators, charger, backlight driver and monitoring functions in a 6x6 mm QFN package.

The AS3607 fully programmable power management unit includes: three DC-DC step-down converters and five low-noise LDO regulators suitable for RF applications, a LED backlight driver, two programmable current sinks and a powerful Li-Ion battery charger. The three step-down converters deliver 700 mA each with an efficiency of up to 95%, extending battery life significantly. The fixed 2 MHz switching frequency minimizes PCB footprint by allowing the use of tiny, low-profile inductors.

The AS3607 contains a Li-Ion battery charger with constant current and constant voltage with a maximum charging current of 1 A, enabling fast charging of large batteries. An integrated battery switch separates the battery when charging or whenever an external power supply is present. This enables operation of mobile devices with deeply

discharged batteries or even with no battery. In order to be compliant to the USB standard the maximum current can be programmed.

The integrated DC-DC step-up converter is capable of generating voltages up to 30 V to supply OLED displays or LEDs for backlighting LCD displays. In the case of LEDs two strings of up to 8 LEDs can be powered, whereas the current is programmable via registers in 150 µA steps, enabling smooth dimming. In addition an external PWM signal can be used to dynamically control the brightness of the two LED strings. The GPIO pins can be used to get information about charger status, low battery, power good and power-up key.

The AS3607 is available in a QFN36, 6x6 mm, 0.5 mm pitch package and has an operating temperature range of -40° to +85°C. The price is $2.99 for 1000 piece quantities. For further product specific information about the new power management unit with configurable start-up please visit www.austriamicrosystems.com/Power_Management_Unit/AS3607

austriamicrosystems will present its highly integrated power and audio management ICs in an off-exhibition suite at CES 2010 in Las Vegas from January 7 -10, 2010.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Consumer & Communications
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5692
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
December 21, 2009

austriamicrosystems to end short-time work at Unterpremstaetten site

Unterpremstaetten, Austria (December 21, 2009) — austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, will terminate the current short-time work schedule at its Unterpremstaetten location on December 31, 2009.

Increased demand has created a noticeable improvement in the utilization of production capacity, thus rendering continuation of the short-time work schedule unnecessary according to the company's assessment. The number of employees working shortened hours already decreased considerably last month; currently less than 300 employees remain under the short-time work schedule.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com.

###

For more information

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Corporate Communications
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
December 21, 2009

austriamicrosystems announces high voltage automotive CMOS LIN 2.1 transceiver ICs with add ons enabling powerful LIN slaves

Application specific features make the AS8520 an ideal companion IC for LIN networked window lift and sun roof actuators. The AS8530 a stripped down version of AS8520 supports LIN sensor or actuator slaves

Unterpremstaetten, Austria (December 21, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today announced two new in-vehicle-network ICs, the AS8520 and AS8530. The AS8520 is dedicated to LIN slaves which can be found in car doors, car roof modules, seat modules or similar applications providing the transceiver, a voltage regulator, four-wire micro controller interface for window watchdog, diagnosis and backup register access, as well as two relay drivers and a resistive attenuator. The AS8530 is a general purpose companion IC for LIN slaves providing the transceiver, a LDO and a shared pin microcontroller interface with window watchdog inside an 8-pin package.

austriamicrosystems' AS8520 provides a LIN 2.1 transceiver with more than 6kV ESD IEC61000-4-2 capability on bus pin, a low drop out linear voltage regulator, for up to 60mA load, from nominal 6V-18V supply voltage with over voltage capability up to 42V. The AS8520 also features two low side relay drivers and a resistive attenuator with disable switch for power saving. A four-wire microcontroller serial interface for device configuration, window watchdog trigger, diagnosis read out and read/write of eight continuously supplied backup registers, complete the features of AS8520.

The AS8530 is a stripped down version of AS8520 without the application specific relay driver and attenuator, providing two wire shared pin micro controller interfaces to provide the same digital features as AS8520 in an 8-pin package. Both circuits are designed for very low quiescent current of typically 36μA in standby mode.

"The AS8520 and AS8530 enable a new generation of LIN nodes. This is due to the fastest start-up procedure available on the market, which is achieved by the integration of low power back-up registers", says Bernhard Czar, marketing director automotive at austriamicrosystems. "Additionally, all current and future EMC requirements are addressed by the unique integrated automatic slew-rate control."

These LIN Companion ICs provide outstanding diagnosis capability through its microcontroller interfaces. Continuously powered 64-bit backup memory and highly secure non latching ESD clamp structure on the bus pin are additional highlights. Both devices are available with 5V or 3,3V regulated output voltage. The AS8520 is in a 24-pin 6x6mm QFN package and the AS8530 in an 8-pin epSOIC package. Both ICs are suitable for operating environments from -40°C to +125°C. For product specific information about the high voltage automotive CMOS LIN 2.1 Companion ICs please visit austriamicrosystems website at www.austriamicrosystems.com/LIN_CompanionICs.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than

27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com.

For further information

austriamicrosystems AG
Press Contact
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Technical Contact
Manfred Brandl
Tel: +43 (0) 3136 500 5336
manfred.brandl@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
December 15, 2009

austriamicrosystems introduces the AS3992 “Simply Gen 2” UHF RFID reader with programmable dense reader mode

The AS3992 combines dense reader mode filtering on chip with LBT level sensitivity and predistortion. Securing it as the only true world wide shippable Gen 2 UHF RFID Reader IC

Unterpremstaetten, Austria (15 December, 2009) – austriamicrosystems (SIX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today compliments its existing range of market leading UHF RFID Reader ICs for Gen 2 applications with the AS3992.

austriamicrosystems' AS3992 includes advanced features such as programmable DRM filters, predistortion and an increased receiver sensitivity of -86dBm. This means for the first time ever a system including AS3992 with a single design is universally shippable.

Strengthening the line of Simply Gen 2 reader ICs the AS3992 also continues to achieve best in class power consumption. This lower power consumption coupled with its new advanced features positions the AS3992 as the most advanced Gen 2 reader IC on the market.

“austriamicrosystems continues to expand what is already the industry's largest portfolio of UHF RFID Reader ICs, while setting new performance standards,” affirms Bruce Ulrich Director of Marketing Consumer & Communications. “As the market leader in this product area, we will continue to define performance standards to power new embedded applications.”

With over 15 years of RFID experience, austriamicrosystems continues to help simplify customers' designs and support them to achieve the fastest time to market. Unlike competing products austriamicrosystems' reader ICs' architecture is optimized for RFID. Other solutions adapt a classic non-ideal RF transceiver architecture, which compromises performance, increases complexity and consumes significantly more power.

The AS3992 UHF RFID reader is pin to pin compatible with the existing “Simply Gen 2” portfolio, enabling customers to achieve the right balance of performance versus cost with a family of products, which can be used without the need of changing the board.

The AS3992 is available to order now in QFN 64 9x9mm. To order samples from austriamicrosystems' online shop ICdirect, or for more details on this game changing product come and visit us at www.austriamicrosystems.com/UHF_RFID_Reader/AS3992

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Mark Dickson
Marketing Manager RFID
Tel: +43 (0) 3136 500 5916
Fax: +43 (0) 3136 500 5420
RFID@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
December 11, 2009

austriamicrosystems introduces new "Eco" high speed linear regulator optimized for variable load currents

The AS1367 150mA adaptive low drop out regulator (LDO) is ideally suited for all battery operated portable equipment, where end equipment functionality demands optimal regulator efficiency

Unterpremstaetten, Austria (December 11, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications expanded its low drop out regulator portfolio with the AS1367 "Eco" LDO, capable of delivering up to 150mA at its regulated output.

"The AS1367 LDO provides a solution to variable duty cycle load issues that many customers now experience," said Bruce Ulrich, Marketing Director Consumer & Communications at austriamicrosystems. "In portable battery powered equipment, as applications are switched on and off intermittently, load current variations can become extreme. austriamicrosystems' AS1367 LDO adapts to either heavy or light load situations maintaining an excellent overall performance. With prices at $0.35 for 1K* pcs the AS1367 is a fine addition to our new 'Performance without the Premium' range of LDO's."

The AS1367 LDO is a precise, low noise, high speed, low dropout regulator with adaptive operation. Features included are high ripple rejection and low dropout voltage, a reference voltage source, an error amplifier and a current limiter. The AS1367 LDO provides high speed operation, low power consumption and high efficiency by automatically switching between a light load and a heavy load mode depending upon the output current level.

A Bypass Pin is included to reduce noise. The device features an integrated short-circuit and over current protection. Under-Voltage lockout prevents erratic operation when the input voltage is slowly decaying. The AS1367 LDO is available in an 8-pin TDFN 2x2 package.

For further information about the new "ECO" high speed linear regulator AS1367, to download data sheet or to request free samples at our web shop ICdirect please visit www.austriamicrosystems.com/LDO/AS1367

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Terry Lavell
Power Management Marketing
T. +39 02 95308273
terry.lavell@austriamicrosystems.com
www.austriamicrosystems.com

* This list pricing is BUDGETARY, for comparing similar parts. Prices are per unit on the basis of 1k pieces in U.S. dollars and subject to change, net of applicable taxes. Quantity pricing may vary substantially and international prices may differ due to local duties, taxes, fees, and exchange rates.

austriamicrosystems

Press Release
December 10, 2009

austriamicrosystems introduces a new triple linear regulator optimized for noise sensitive distributed power

The AS1355 300mA triple low drop out regulator (LDO) is ideally suited for both DC-DC regulation, multiple cell or Lithium battery powered devices

Unterpremstaetten, Austria (December 10, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications has expanded its low drop out regulator portfolio with the AS1355 triple LDO, capable of delivering up to 300mA at its regulated outputs.

"austriamicrosystems' AS1355 LDO provides an ultra compact solution for multiple and variable voltage loads" said Bruce Ulrich, Marketing Director Consumer & Communications at austriamicrosystems. "In many applications both from an unregulated DC-DC source and batteries, multiple non standard point of load (POL) voltages are becoming more common. The AS1355 LDO takes advantage of austriamicrosystems Final Test Trim (FTT) capability enabling customers to realize either samples or production quantities of non standard output voltages within two weeks. At $0.42 for 1K* pcs the AS1355 is a superb addition to our new 'Performance without the Premium' range of LDO's."

The AS1355 low dropout linear regulators efficient set of programmable power supplies is optimized to deliver the best compromise between quiescent current and regulator performance for mobile phones, PDAs, MP3 players and other battery powered portable devices as well as for distributed power circuits. Stability is guaranteed with ceramic output capacitors of only 1µF. The low equivalent series resistance (ESR) of these capacitors ensures low output impedance at high frequencies.

Regulation performance is excellent even under low dropout conditions, when the power transistor has to operate in linear mode. The low-noise performance allows direct connection of noise sensitive circuits without additional filtering networks. AS1355 triple linear regulator is available in a 16-pin QFN 3 X 3 package.

Please visit www.austriamicrosystems.com/LDO/AS1355 for further information and to download the datasheet or go to austriamicrosystems' web shop ICdirect to request free samples and order products.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Terry Lavell
Power Management Marketing
T. +39 02 95308273
terry.lavell@austriamicrosystems.com
www.austriamicrosystems.com

* This list pricing is BUDGETARY, for comparing similar parts. Prices are per unit on the basis of 1k pieces in U.S. dollars and subject to change, net of applicable taxes. Quantity pricing may vary substantially and international prices may differ due to local duties, taxes, fees, and exchange rates.

austriamicrosystems

Press Release
November 30, 2009

austriamicrosystems announces a high performance single-channel 125 kHz LF wakeup receiver requiring minimal external components

AS3930 is a fully programmable low frequency wakeup receiver offering the longest range and battery life in active tags

Unterpremstaetten, Austria (November 30, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, expanded its RF product portfolio with the AS3930, a single-channel low power, low frequency wakeup receiver which offers the highest sensitivity at lowest current consumption for the industry's best range. The AS3930 supports the widely used 125 kHz band and, through the optimization of power consumption, sensitivity and programmability, enables a variety of applications.

austriamicrosystems' low frequency wakeup receiver AS3930 has a single receiving channel and an internal RC oscillator, allowing a very low external component count for maximum performance versus cost and reduced size. The received data can be correlated with a pattern that is programmed in the register preventing false wakeups. Primary target applications are active RFID, high-value asset tracking, real-time location systems, operator identification and access control or keyless entry.

"By using the AS3930 wakeup receiver customers can achieve superior range and long battery life while minimizing size and system cost" says Mark Richey, Transceiver Senior Marketing Manager at austriamicrosystems. "The AS3930 is the latest addition to austriamicrosystems growing low frequency wakeup receiver product family, continuing the tradition of combining exceptional performance with simplicity".

Based on its concept of flexible data stream management, the AS3930 offers an attractive easy-to-use solution for RF designers which require secure component sourcing without uncertainty about a supplier's long term product availability.

The AS3930 single-channel low power low frequency wakeup receiver is available in a TSSOP16 or a QFN (4x4) 16LD package and is suitable for operating environments ranging from -40 to +85°C.
For product specific information about AS3930, to download the data sheet or to order parts from austriamicrosystems' online shop ICdirect, please visit
www.austriamicrosystems.com/low-frequency-wakeup-receiver/AS3930.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Mark Richey
Transceiver Senior Marketing Manager
Tel : +1 760 431 7488
mark.richey@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
November 24, 2009

austriamicrosystems expands CMOS, High-Voltage, High-Voltage Flash and RF Multi Project Wafer Service for Foundry Customers

Prototyping schedule 2010 offers additional MPW runs in 0.18µm CMOS and High-Voltage CMOS specialty processes

Unterpremstaetten, Austria (November 24, 2009) – austriamicrosystems (SIX: AMS) business unit Full Service Foundry expands its fast and cost-efficient ASIC prototyping service, known as Multi-Project Wafer (MPW) or shuttle run, in 2010 with a more extensive schedule. The service which combines several designs from different customers onto one wafer offers significant cost advantages for foundry customers as the costs for wafer and masks are shared among a number of different shuttle participants.

austriamicrosystems' best in class MPW service includes the whole range of 0.18µm and 0.35µm specialty processes. As part of the commitment to provide leading analog semiconductor process technology, manufacturing and services, austriamicrosystems now offers four prototyping runs for its advanced 0.18µm High-Voltage CMOS technology H18. The H18 process technology is based on IBM's industry proven 0.18µm CMOS process CMOS7RF and is perfectly suited for smart power management ICs in handsets, PDAs, portable media players and other mobile devices. In addition, four MPW runs for foundry customers are available in the CMOS7RF base technology.

For the 0.35µm processes which are based on the 0.35µm CMOS process transferred from TSMC (Taiwan Semiconductor Manufacturing Company) a total of fifteen runs are offered in 2010. The 0.35µm High-Voltage CMOS process family with a 20V CMOS option, ideally suited for power management products and display drivers, a 50V CMOS process, optimized for automotive and industrial applications, and a 120V module optimized for sensor and sensor interface chips serve customers' demand for high-voltage applications and products. The advanced High-Voltage CMOS process with Embedded Flash functionality adds to austriamicrosystems' MPW service portfolio. The CMOS compatible 0.35µm Silicon-Germanium BiCMOS technology S35 enables RF circuit designs with an operating frequency of up to 10 GHz combined with high-density digital parts on one single ASIC.

Overall austriamicrosystems will offer more than 150 MPW start dates in 2010, enabled by long lasting co-operations with organizations such as CMP-TIMA, Europractice, Fraunhofer IIS and Mosis. The complete schedule for 2010 has now been released and detailed start dates per process are available on the web at http://asic.austriamicrosystems.com/MPW

To take advantage of the MPW service, austriamicrosystems' foundry customers deliver their completed GDSII-data at specific dates and receive untested packaged samples or dies within a short lead-time of typically 8 weeks for CMOS and 10 weeks for 0.35µm High-Voltage CMOS, SiGe-BiCMOS and Embedded Flash processes. All 0.35µm MPW runs will be produced at austriamicrosystems' state-of-the-art 8 inch wafer fab in Austria.

All process technologies are supported by the well-known HIT-Kit, an industry benchmark process design kit based on Cadence, Mentor Graphics or Agilent ADS design environments. The HIT-Kit comes complete with fully silicon-qualified standard cells, periphery cells and general purpose analog cells such as comparators, operational

 austriamicrosystems

amplifiers, low power A/D and D/A converters. Custom analog and RF devices, physical verification rule sets for Assura and Calibre as well as excellently characterized circuit simulation models enable rapid design starts of complex high performance mixed-signal ICs. In addition to standard prototype services, austriamicrosystems also offers analog IP blocks, a memory (RAM/ROM) generation service and packaging services in ceramic or plastic.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5755
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
November 23, 2009

austriamicrosystems introduces high efficiency 200mA DC-DC step-up converter with buck function

AS1337 step-up converter enables buck-boost functionality at the cost of a boost converter

Unterpremstaetten, Austria (November 23, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, complements its DC-DC product portfolio with the introduction of a 200mA boost converter. The topology of the AS1337 provides an innovative step down function enabling buck-boost functionality. With a continuous transition between boost and regulated buck mode the AS1337 is ideal for single for dual cell applications.

The AS1337 DC-DC buck-boost converter offers an adjustable output voltage range from 2.5 to 5.0V from an input voltage range of 0.65V to 4.5V. From a two cell battery with a voltage range between 1.8V and 3.6V the AS1337 offers 200mA of output current at 3V. From a single cell 100mA can still be generated. Combined with two small capacitors and one chip-scale inductor the AS1337 provides a small and low profile footprint solution, typically required in battery powered applications. Furthermore this low voltage DC-DC IC offers power-ok signaling.

austriamicrosystems' AS1337 implements innovative boost architecture with efficiencies up to 97%. Furthermore the converter is capable of entering into buck mode when the input voltage is higher than the output voltage and therefore adopts a buck-boost behavior at the cost of a single boost converter.

In shutdown mode the AS1337B version offers a battery disconnect function, where the input is disconnected from the output. The AS1337A connects the input to the output enabling the supply of e.g. real time clocks or memories during shutdown for example. austriamicrosystems' AS1337 draws only 10nA shutdown current, which further extends battery life time.

"Especially in dual cell applications the input voltage can be up to 3.6V when using fresh batteries. Even though this voltage is only available for a very short time, it can damage a 3V system. AS1337 enters a regulated buck mode in order to avoid this problem. A conventional boost converter does not regulate the output voltage in this case. The customer gets buck-boost behavior at the cost of a standard boost converter" commented Bruce Ulrich, Marketing Director Consumer and Communications at austriamicrosystems. "Furthermore the optimized boost architecture of the AS1337 guarantees excellent efficiencies during step-up operation of up to 97% which is significantly higher than the efficiency of a conventional buck-boost converter."

The AS1337 is available in a small TDFN (3x3)-8 package and is suitable for operating temperatures ranging from -40 to +85°C. For product specific information about the new DC-DC step-up converter, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit www.austriamicrosystems.com/DC-DC_Buck-Boost_converter/AS1337

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service

Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5692
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
November 18, 2009

austriamicrosystems new funlight LED Driver adds fun and functionality to portable applications

The ultimate funlight solution AS3665 enables unlimited freedom in light pattern generation and synchronizes lighting and audio

Unterpremstaetten, Austria (November 18, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications introduces the AS3665 enabling astounding lighting effects in mobile phones and a variety of other consumer applications. The AS3665 delivers sharper color, smoother color effects and superior brightness with a minimum amount of design effort. This new funlight LED driver turns any application such as mobile phones, MP3 players, mobile computers, portable game stations, speaker boxes, toys and any audio equipment into a true eyecatcher.

The AS3665 offers nine LED channels with up to 25mA per channel. A dedicated 12bit PWM for each of the nine channels delivers unchallenged smooth color effects allowing linear, logarithmic and ratiometric fading effects. The PWM generators have three sequencers and a 1.5kbit memory. This allows storing and processing astonishing and complex light patterns without the need for external processors or interaction. The AS3665 allows easy command based programming of all light patterns. To ensure true colors during operation the AS3665 implements several color correction features like automatic RGB color correction by temperature.

AS3665 audio synchronization feature enables colorful programmable light patterns. With this feature, the color LEDs blink, fade and change color smoothly in time with the device's audio input like music or ring tones. The AS3665 synchronizes the LEDs based on the music input. The audio synchronization of the light patterns can be freely adjusted giving a freedom to differentiate and define unique color response fitting to any type of music from heavy beats of hard rock to soft lyrics.

"The mobile phone market is fast moving and customers expect products that stand out. They want to put their own personal touch onto the phone," the product planning team of Samsung Mobile Communication division commented. "austriamicrosystems' AS3665 LED Driver IC enables us to be faster to market by reducing development time and easily create light effects never seen before."

To optimize battery lifetime the AS3665 design includes various power save features. Each channel operates with less the 50mV dropout voltage at 10mA powered by a high efficiency 150mA charge pump with automatic switching between 1:1, 1:1.5 and 1:2 mode. To optimize power consumption driving RGB LEDs, three of the nine channels offer programmable rail switching to choose between battery and CP voltage for higher efficiency allowing independent supply of red and blue/green LEDs.

To accelerate system implementation, the AS3665 offers easy design-in capability with minimal software programming. Additionally a software tool allows fast command based development of light patterns which is as easy as drawing lines on paper. The software output is a compiled file which can be used immediately with the AS3665.

"austriamicrosystems has always been a leap ahead in bringing exciting new functionality to market for mobile phone manufacturers and other consumer electronics. Our AS3665 funlight driver enables systems designers to offer users more fun and functionality than ever before. This new product truly brings light into the sound of portable devices," said Bruce Ulrich Marketing Director of Consumer and Communication BU. "The AS3665 joins austriamicrosystems' broad portfolio of lighting products of flashlight, backlight, funlight, and dot matrix drivers, as well as powerful Lighting Management Units."

austriamicrosystems

The AS3665 is available in a small 2.6x2.6mm 25-bump WL-CSP requiring only a minimum external components. For further information about austriamicrosystems new LED IC funlight solution please visit www.austriamicrosystems.com/LED/AS3665

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Rene Wutte
Lighting Marketing Manager
Tel: +43 (0) 3136 500 5653
rene.wutte@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
November 16, 2009

austriamicrosystems introduces a new sensor interface specifically for automotive unbiased capacitive sensors

The AS1716 sensor interface combines all of the necessary analog functions in one chip to provide a fully flexible interface for Piezo Electronic sensors. Although designed with automotive knock sensors in mind the microchip is also configurable for industrial sensor applications

Unterpremstaetten, Austria (November 16, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications expanded its interface product portfolio with the AS1716, a sensor designed for interfacing to Piezo Electronic capacitive sensors.

"Piezo Electronic sensors have many advantages over other sensor types. They are self generating and need no external excitation and they are compact and have excellent linearity" said Bruce Ulrich, Marketing Director Consumer & Communications at austriamicrosystems. "In Automotive Engine designs the knock sensor is an integral part of the engine management system helping to increase overall reliability and improve fuel efficiency. The AS1716 provides the automotive customer with a complete flexible differential to a single ended solution."

The AS1716 operates from a single supply 4.5V to 5.5V. The device provides differential inputs, a first order low pass filter to cut off the high frequency noise components, differential to single ended conversion, programmable gain stage and a two pole low pass multiple feedback filter. The AS1716 is an analog front end specifically designed for unbiased capacitive sensors, interfacing with sample and hold input stages and analog digital converters.

The device has been EMC characterized by IEC 61967-4 (1Ohm / 150Ohm Method) by IEC 62132-4 (Direct Power Injection), is automotive qualified to AECQ100 for IC and PPAP level 3 and comes in an 8-pin SOIC Package. For further information about the AS1716 unbiased capacitive sensor interface or to order free samples in the austriamicrosystems' webshop ICdirect please visite:
http://www.austriamicrosystems.com/sensor-interface/AS1716

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analogue design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Terry Lavell
Power Management Marketing
T. +39 02 95308273
terry.lavell@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
November 11, 2009

austriamicrosystems introduces 400mA low input voltage ultra low dropout regulator

With a best in class minimum input voltage of 1.2V, the AS1371 LDO offers battery life extension in many of today's portable products

Unterpremstaetten, Austria (November 11, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications has expanded its ultra low dropout regulator (LDO) portfolio with the AS1371; capable of delivering up to 400mA while operating down to a low input voltage of 1.2V.

The AS1371 operates from a 1.2 to 3.6V supply, making it ideal for low voltage portable battery powered applications. Offering ultra low dropout voltage of 20mV @ 100mA, 80mV @ 400mA, and with only 50µA quiescent current at maximum load, the AS1371 helps to maximize battery life and performance.

"As microprocessor core voltages continue to drop, customers need to extend the longevity of existing Power Management IC's (PMIC's)" said Bruce Ulrich, Marketing Director Consumer & Communications at austriamicrosystems. "Many of the subsystems in current portable applications such as GPS systems, and Bluetooth, drive the need for peripheral LDO's to work in conjunction with an existing PMIC. The AS1371 addresses this requirement by supporting input voltages down to 1.2Volts. "

The AS1371 is available with pre-programmed output voltages between 0.6V and 3.3V (programmable in 50mV steps.) The austriamicrosystems solution also features stable output voltage with ceramic capacitors down to a value of 1µF, strict output voltage regulation tolerances (±1%), and good line- and load-regulation. The device includes Integrated Overtemperature / Overcurrent Protection, Under-Voltage Lockout, Power-OK, Low Battery Detection and has a sense input option.

A digital enabled pin allows system-level dynamic power management. The AS1371 is available in a 6-pin 2x2 TDFN package and is qualified for -40°C to +85°C operation. For further information about the AS1371 low input voltage ultra low dropout regulator please visit: http://www.austriamicrosystems.com/LDO/AS1371

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analogue ICs, combining more than 27 years of analogue design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customised and standard analogue products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

austriamicrosystems

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Terry Lavell
Power Management Marketing
T. +39 02 95308273
terry.lavell@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
November 9, 2009

austriamicrosystems introduces new dual ultra low voltage noise LDO with excellent power supply rejection ratio

The dual low drop out regulator AS1374 is ideally suited for a wide range of portable battery powered devices. The low noise and excellent PSSR enable radio designers to achieve optimum system performance

Unterpremstaetten, Austria (November 9, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications expanded its low dropout regulator portfolio with the dual LDO AS1374, capable of delivering up to 200mA continuous load current at each output.

"AS1374 is the dual low drop out regulator of choice for powering circuits that require a low-noise supply, such as RF, cell-phone cameras, wireless base stations and PA bias supplies. Its' superior performance in radio based designs provides the engineers much needed design margin while maintaining the overall system integrity", said Bruce Ulrich, marketing director Consumer & Communications at austriamicrosystems. "Offering low dropout voltage as well as low quiescent current, this dual ultra low voltage noise LDO is ideally suited for any battery-powered device and complements our family of ultra low noise LDO's."

austriamicrosystems' AS1374 operates from a 2 to 5.5V supply, making it ideal for portable battery powered applications. Offering low 120mV dropout at 200mA load currents at each output, it has been designed and optimized to work with low-cost, small-capacitance ceramic capacitors. The AS1374 is available with pre-programmed output voltages between 1.2V and 3.6V (programmable in 50mV steps). The device uses an advanced architecture to achieve ultra low output voltage noise of 20μVRMS and a power supply rejection ratio of better than 85dB (@ 1kHz). Two active-high enable pins allow the possibility to switch on or off each output independently from each other.

The AS1374 requires only 1μF output capacitor for stability at any load. The device is available in a 6-bump WLP package. For further information about the features of this ultra low voltage noise low drop out regulator AS1374 please visit: http://www.austriamicrosystems.com/LDO/AS1374

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

austriamicrosystems

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Terry Lavell
Power Management Marketing
T. +39 02 95308273
terry.lavell@austriamicrosystems.com
www.austriamicrosystems.com

MILLER BUCKFIRE & CO., LLC

Agreed-Upon Procedures Pursuant
to Rule 17a-5(e)(4) of the
Securities and Exchange Commission

December 31, 2009

MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

MILLER BUCKFIRE & CO., LLC

Agreed-Upon Procedures Pursuant
to Rule 17a-5(e)(4) of the
Securities and Exchange Commission

December 31, 2009



MHM Mahoney Cohen CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Miller Buckfire & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by Miller Buckfire & Co., LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [copies of checks], noting no differences.

2. Compared the difference arrived at from subtracting the amounts reflected on the unaudited Form X-17A-5 for the three months ended March 31, 2009 from the amounts reflected on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009, noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MHM Mahoney Cohen CPAs

New York, New York
February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052631 FINRA DEC
MILLER BUCKFIRE & CO LLC 6*6
153 E 53RD ST FL 22
NEW YORK NY 10022-4654

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MICHAEL ELPERN 212-895-1840

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 249,423

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (51,801)

7/23/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 197,622

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 197,622

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MILLER BUCKFIRE & Co., LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 19 day of FEBRUARY, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 99,769,176

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $ 99,769,176

2e. General Assessment @ .0025 — $ 249,423

(to page 1 but not less than $150 minimum)


MHM